EXHIBIT 99.1

Osisko Announces Preliminary Q1 2025 GEO Deliveries and Strong Quarterly Cash Margin

MONTREAL, April 09, 2025 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its first quarter 2025 preliminary deliveries, revenues and cash margin, as well as on its cash and debt positions as at March 31st, 2025. All monetary amounts included in this report are expressed in United States dollars, unless otherwise noted.

PRELIMINARY Q1 2025 RESULTS

Osisko earned 19,014 attributable gold equivalent ounces1 (“GEOs”) in the first quarter of 2025.

Osisko recorded preliminary revenues from royalties and streams of $54.9 million during the first quarter and preliminary cost of sales (excluding depletion) of $1.6 million, resulting in a quarterly cash margin2 of approximately $53.3 million (representing a quarterly record cash margin of 97.1%).

As at March 31st, 2025, Osisko’s cash position was approximately $63.1 million, following a $19.6 million net repayment on the Company’s revolving credit facility during the first quarter. Osisko’s revolving credit facility was drawn by $74.3 million at the end of March 2025, with an additional amount of $308.2 million available to be drawn plus the uncommitted accordion of C$200 million.

Subsequent to quarter end, Osisko paid down an additional $25.0 million against its revolving credit facility, reducing the outstanding balance to $49.3 million as at the date of this press release.

Q1 2025 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of the first quarter 2025 results and conference and webcast call details.

Results Release:	Wednesday, May 7th, 2025 after market close
Conference Call:	Thursday, May 8th, 2025 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local – Montreal: 1 (514) 400-3792 Local – Toronto: 1 (289) 514-5100 Local – New York: 1 (646) 307-1865 Conference ID: 33088
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1713958&tp_key=482b1aae4e

Replay (available until Sunday, June 8th, at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local – Toronto: 1 (289) 819-1325 Local – New York: 1 (646) 517-3975 Playback Passcode: 33088#

Replay also available on our website at www.osiskogr.com

The figures presented in this press release, including the cash and debt balances, and the revenues and costs of sales, have not been audited and are subject to change. As the Company has not yet finished its quarter end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter end adjustments, and may change materially.

(1)	Gold Equivalent Ounces
GEOs are calculated on a quarterly basis and include royalties and streams. Silver and copper earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price or copper price for the period and dividing by the average gold price for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices
	Three months ended March 31
	2025	2024

Gold (i)	$2,860	$2,070
Silver (ii)	$31.88	$23.34
Copper (iii)	$9,340	$8,438

(i)	The London Bullion Market Association’s pm price in U.S. dollars per ounce.
(ii)	The London Bullion Market Association’s price in U.S. dollars per ounce.
(iii)	The London Metal Exchange’s price in U.S. dollars per tonne.

(2)	Non-IFRS Measures

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko’s ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko’s performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended March 31
	2025	2024

Revenues	$54,916	$45,047
Less: Cost of sales (excluding depletion)	$(1,619)	$(1,359)
Cash margin (in dollars)	$53,297	$43,688
Cash margin (in percentage of revenues)	97.1%	97.0%

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metals royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American and Australian focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that preliminary financial information may be subject to quarter end adjustments and the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.